ADIRA ENERGY LTD.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2010

IN U.S. DOLLARS

- - - - - - - - - - - - - - - - - -

ERNST & YOUNG

Kost Forer Gabbay & Kasierer
3 Aminadav St.
Tel-Aviv 67067, Israel

Tel: 972 (3)6232525
Fax: 972 (3)5622555
www.ey.com

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

**To the Board of Directors and Shareholders of**

**ADIRA ENERGY LTD.**

We have audited the accompanying consolidated balance sheets of Adira Energy Ltd. ("the Company") and its subsidiaries as of December 31, 2010 and 2009, and the related consolidated statements of comprehensive loss, changes in equity and cash flows for the year ended December 31, 2010 and for the 267-day period from incorporation (April 8, 2009) to December 31, 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2010 and 2009 and the consolidated results of their operations and their cash flows for the year ended December 31, 2010 and for the 267-day period from incorporation (April 8, 2009) to December 31, 2009, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Tel-Aviv, Israel
August 25, 2011

Kost Forer Gabbay & Kasierer
KOST FORER GABBAY & KASIERER
A Member of Ernst & Young Global

- 2 -

ADIRA ENERGY LTD.

CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands, except share and per share data

		December 31,
	Note	2010	2009

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	4	$8,686	$2,044
Restricted cash	5	941	-
Accounts receivable	6	1,780	-
Other receivables and prepaid expenses	7	6,197	381
Consumables		507	-

Total current assets		18,111	2,425

NON-CURRENT ASSETS:

Restricted cash	5	65	-
Property and equipment, net	8	415	-
Exploration and evaluation assets		19	12

Total non-current assets		499	12

Total assets		$18,610	$2,437

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Trade payables		$7,093	$79
Other accounts payable and accrued liabilities	11	280	148

Total current liabilities		7,373	227

EQUITY	14
Share capital		-	-
Additional paid-in capital		20,286	8,932
Accumulated deficit		(9,680)	(6,722)

Equity attributable to equity holders of the parent		10,606	2,210
Non-controlling interests		631	-

Total equity		11,237	2,210

Total liabilities and equity		$18,610	$2,437

Approved on Behalf of the Board

“Dennis Bennie”	(signed) Director

“Alan Friedman”	(signed) Director

The accompanying notes are an integral part of the consolidated financial statements.

ADIRA ENERGY LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
In U.S. dollars in thousands, except share and per share data

			267-day
		Year ended	period ended
		December 31,	December 31,
	Note	2010	2009

Revenues and other income		$1,707	$-

Expenses:
Exploration expenses	9	1,485	195
General and administrative expenses *)		3,206	1,639

Total expenses		4,691	1,834

Operating loss		(2,984)	(1,834)

Financing income		-	15
Financing expense		(5)	-
Issuance expenses	1d	-	(4,902)

Loss before income taxes		(2,989)	(6,721)

Income taxes	13	15	1

Net loss and comprehensive loss		$(3,004)	$(6,722)

Net loss and comprehensive loss attributed to:

Equity holders of the parent		$(2,958)	$(6,722)
Non-controlling interests		(46)	-

		(3,004)	(6,722)

Basic and diluted net loss per share attributable to equity holders of the parent		$(0.05)	$(0.14)

Weighted average number of Ordinary shares used in computing basic and diluted net loss per share		65,653,700	49,184,720

*) Include share based compensation		$1,277	$937

The accompanying notes are an integral part of the consolidated financial statements.

ADIRA ENERGY LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
U.S. dollars in thousands, except share and per share data

		Attributable to equity holders
		of the parent
	Share	Additional			Non-
	capital	paid in	Accumulated		controlling	Total
	Number	capital	deficit	Total	interest	equity

April 8, 2009 (date of incorporation)	-	$-	$-	$-	$-	$-
Shares issued for services rendered (Note 14b(i))	16,640,000	486	-	486	-	486
Shares issued in private placement (Note 14b(ii))	14,560,000	425	-	425	-	425
Shares issued as part of the reverse acquisition, net (Note 1d)	23,200,000	5,799	-	5,799	-	5,799
Shares and warrants issued in private placements (Note 14b(iv))	8,000,000	*)1,711	-	1,711	-	1,711
Broker compensation shares issued	240,001	60	-	60	-	60
Share-based compensation	-	451	-	451	-	451
Net loss	-	-	(6,722)	(6,722)	-	(6,722)

Balance as of December 31, 2009	62,640,001	8,932	(6,722)	2,210	-	2,210

Shares and warrants issued in private placement, net (Note 14b(v))	27,500,000	**)10,077	-	10,077	-	10,077

Investment in equity of subsidiary by non-controlling interests	-	-	-	-	677	677
Share-based compensation	-	1,277	-	1,277	-	1,277
Net loss	-	-	(2,958)	(2,958)	(46)	(3,004)

Balance as of December 31, 2010	90,140,001	$20,286	$(9,680)	$10,606	$631	$11,237

*) Net of issuance expenses of $ 289.
**) Net of issuance expenses of $ 923.

The accompanying notes are an integral part of the consolidated financial statements.

ADIRA ENERGY LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS
In U.S. dollars in thousands, except share and per share data

		267-days
	Year ended	period ended
	December 31,	December 31,
	2010	2009

Cash flows from operating activities:
Net loss	$(3,004)	$(6,722)

Adjustments to reconcile net loss to net cash used in operating activities:
Adjustments to the profit or loss items:
Issuance expenses	-	4,902
Depreciation	12	-
Share-based compensation	1,277	937

	1,289	5,839
Changes in operating asset and liability items:
Increase in accounts receivable	(1,780)	-
Increase in other receivables and prepaid expenses	(6,169)	(28)
Increase in consumables	(507)	-
Increase in trade payables	7,014	79
Increase in other accounts payable and accrued liabilities	132	148

	(1,310)	199

Net cash used in operating activities	(3,025)	(684)

Cash flows from investing activities:
Purchase of property and equipment and investment in exploration and
evaluation assets	(81)	(365)
Increase in restricted cash	(1,006)	-

Net cash used in investing activities	(1,087)	(365)

Cash flows from financing activities:
Issue of share capital, net of issuance expenses	10,077	2,196
Investment in equity of subsidiary by non-controlling interests	677	-
Cash acquired upon reverse recapitalization	-	897

Net cash provided by financing activities	10,754	3,093

Increase in cash and cash equivalents	6,642	2,044
Cash and cash equivalents at the beginning of the period	2,044	-

Cash and cash equivalents at the end of the period	$8,686	$2,044

The accompanying notes are an integral part of the consolidated financial statements.

ADIRA ENERGY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 1:-	GENERAL

a.	Nature of operations

Adira Energy Ltd and its subsidiaries ("Adira" or "the Company"), is an oil and gas early- stage exploration company. Adira is a limited company, incorporated on April 8, 2009, and domiciled in Toronto, Ontario, Canada. The consolidated financial statements of the Company for the year ended December 31, 2010 were authorized for issue in accordance with a resolution of the directors on August 25, 2011.

The Company has been granted four petroleum licenses in Israel. The Company's wholly- owned Canadian subsidiary, Adira Energy Holding Corp. owns three wholly owned Israeli subsidiaries as follows: (i) Adira Energy Israel Limited, which holds three petroleum licenses consisting of one onshore petroleum license, the "Eitan License No. 356" ("Eitan") of which it owns a 100% interest, and two offshore licenses being the "Gabriella License No. 378" ("Gabriella") of which it owns a 15% interest and the "Yitzhak License No. 380" ("Yitzhak") of which it owns 85% interest (ii) Adira Oil Technologies Limited ("AOT") has been granted a 23.25% interest in one petroleum offshore license, the "Samuel License No. 388" ("Samuel"), (Gabriella, Yitzhak and Samuel - collectively the "Offshore Licenses") (iii) Adira Energy Israel Services Ltd. provides operating and professional services in respect of the various licenses described above. Adira Energy Holding Corp. also owns 60% of Adira Geo Global Limited ("AGG"), which has been granted a 30% interest in Samuel.

Adira is the operator of Gabriella, Yitzhak and Eitan and the joint operator of Samuel. As the operator and the joint operator, the Company has established Unincorporated Joint Ventures ("UJV’s") to manage the exploration activities of each of the offshore licenses. The Company receives consulting and operator fees in accordance with the terms of Joint Operating agreements signed between the Company and each of its consortium partners in the UJV’s.

b.	Financial position:

As reflected in the consolidated financial statements, as of December 31, 2010, the Company has an accumulated deficit of $ 9,680 and in 2010, the Company had negative cash flows from operations of $ 3,025. The Company is an early-exploration stage company and its existing funds and operating revenues are currently insufficient to finance its future operating expenses and exploration funding commitments.

The ability of the Company to continue as a going concern depends upon the discovery of economically recoverable reserves, the ability of the Company to obtain financing to complete development, and upon future profitable operations from the properties or proceeds from their disposition.

ADIRA ENERGY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 1:-	GENERAL (Cont.)

There can be no assurance that the Company will be able to continue to raise funds from the aforementioned sources in which case the Company may be unable to meet its obligations. These matters raise substantial doubt about the Company's ability to continue as a going concern. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

c.	Change of fiscal year:

The Company changed its fiscal year-end from September 30 to December 31, and comparative data have been adjusted accordingly.

d.	Share exchange agreement:

AMG Oil Ltd. ("AMG") was incorporated on February 20, 1997 under the name Trans New Zealand Oil Company in the State of Nevada, United States of America. It changed its name to AMG Oil Ltd. on July 27, 1998. On November 25, 2008, AMG's shareholders approved the change of its jurisdiction of incorporation from the State of Nevada to the Canadian federal jurisdiction.

On April 29, 2009, AMG entered into a letter of intent to purchase all of the issued and outstanding shares of Adira in exchange for shares of AMG. On September 1, 2009, AMG completed the share exchange with Adira which resulted in a reverse takeover by Adira of AMG. The share exchange ratio was one common share of AMG for each issued and outstanding common share of Adira. Accordingly, AMG issued 39,040,001 common shares to Adira's shareholders. The share exchange was completed together with a private placement by Adira of $2,000 through the issuance of 8,000,000 units (Note 14(b)).

On December 17, 2009, AMG changed its name to Adira Energy Ltd.

As a result, the original shareholders of AMG owned 37% of the shares of the Company and the former shareholders of Adira owned 63% of the Company as follows:

	Issued and
	outstanding number
	of shares after share
	exchange	Percentage

Shareholders of:

AMG	23,200,000	37%
Adira	39,040,001	63%

Total outstanding shares	62,240,001	100%

ADIRA ENERGY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 1:-	GENERAL (Cont.)

As the shareholders of Adira obtained control of the Company, the share exchange should reflect the substance of the transaction, which is a capital transaction, rather than a business combination. That is, the transaction is a reverse recapitalization, equivalent to the issuance of shares by the private company (Adira) for the net monetary assets of the public shell company (AMG), accompanied by a recapitalization. The accounting is similar to that resulting from a reverse acquisition, except that no goodwill or other intangible assets should be recorded. The assets and liabilities of Adira are included at their carrying value and the assets and liabilities of AMG are included at fair value. Equity represents the authorized and issued number of shares of AMG (the legal parent) and the share capital, additional paid-in capital and accumulated deficit of Adira (the legal subsidiary), the ongoing operating company. In addition, the comparative data presented in these financial statements are those of Adira.

As the transaction is not a business combination under IFRS 3, since AMG is a non-operating shell company, the transaction is a share-based payment transaction under IFRS 2, whereby Adira is deemed to have issued shares in exchange for the $ 897 of cash and receivables held by AMG together with the listing status of AMG. As the listing status does not qualify for recognition as an intangible asset, an expense of $ 4,902 representing the excess of the fair value of the deemed shares issued to the original shareholders of AMG over the fair value of the net assets of AMG was recorded in the statement of comprehensive loss in 2009 as issuance expenses.

NOTE 2:-	BASIS OF PREPARATION

The consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

The consolidated financial statements have been prepared on a historical cost basis, and are presented in U.S. dollars and all values are rounded to the nearest thousand ($000), except when otherwise indicated.

The Company previously prepared its financial statements in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). These consolidated financial statements are the Company's first annual financial statements reported in accordance with IFRS. In these financial statements, "IFRS 1, First-time Adoption of International Financial Reporting Standards", has been applied. The impact of the transition to reporting in accordance with IFRS on the Company's financial statements is detailed in Note 19.

The financial statements for the 267 day period ended December 31, 2009 are from Adira's date of incorporation on April 8, 2009.

ADIRA ENERGY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 3:	SIGNIFICANT ACCOUNTING POLICIES

The following are the significant accounting policies applied by the Company in preparing its consolidated financial statements for all periods presented unless authorities stated.

a.	Significant judgments, estimates and assumptions used in the preparation of the financial statements:

The preparation of the financial statements requires management to make judgment, estimates and assumptions that have an effect on the application of the accounting policies and on the reported amounts of assets, liabilities, revenues and expenses. These estimates and underlying assumptions are reviewed regularly. Changes in accounting estimates are reported in the period of the change in estimate.

b.	Consolidated financial statements:

The consolidated financial statements comprise the financial statements of companies that are controlled by the Company (subsidiaries). Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity. The effect of potential voting rights that are exercisable at the end of the reporting period is considered when assessing whether an entity has control. The consolidation of the financial statements commences on the date on which control is obtained and ends when such control ceases.

All intercompany balances and transactions and gains or losses resulting from intercompany transactions are eliminated in full in the consolidated financial statements.

The financial statements of the Company and of the subsidiaries are prepared as of the same dates and periods. The consolidated financial statements are prepared using uniform accounting policies by all companies in the Company.

c.	Joint oil and gas ventures:

The Company conducts petroleum and natural gas exploration activities jointly with other partners who each have direct ownership in the assets and each are directly obligated for the liabilities of the ventures. Consequently, these financial statements reflect only the Company's proportionate interest in such activities.

The Company accounts for its share of the joint venture's assets, liabilities it has incurred, income from the sale or use of its share of the joint venture's output, together with its share of the expenses incurred by the joint venture and any expenses it incurs in relation to its interest in the joint venture.

ADIRA ENERGY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 3:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

d.	Farm-out arrangements in the exploration and evaluation phase:

A farm-out is the transfer of part of an oil and gas interest in consideration for an agreement by the transferee ("farmee") to meet, absolutely, certain expenditures which would otherwise have to be undertaken by the owner ("farmor"). Farm-out transactions generally occur in the exploration or development phase and are characterized by the transferor (i.e. farmor) giving up future economic benefits, in the form of reserves, in exchange for a reduction in future funding obligations.

Accordingly, the farmee recognizes its expenditure under the arrangement in respect of its interest and that retained by the farmor, as and when the costs are incurred.

The Company (farmor) accounts for the farm-out arrangement as follows:

-	the farmor does not record any expenditure made by the farmee on its behalf;

-

The farmor does not recognize a gain or loss on the farm-out arrangement, but rather redesignates any costs previously capitalized in relation to the whole interest as relating to the partial interest retained; and

-	any cash consideration received is credited against costs previously capitalized in relation to the whole interest with any excess accounted for by the farmor as a gain on disposal.

e.	Functional currency and foreign currency:

	1.	Functional currency and presentation currency:

The functional currency, which is the currency that best reflects the economic environment in which the Company operates and conducts its transactions, is separately determined for each Company entity and is used to measure its financial position and operating results. The functional currency of the Company and its subsidiaries is the U.S. dollar.

The presentation currency of the financial statements is the U.S. dollar.

	2.	Transactions, assets and liabilities in foreign currency:

Transactions denominated in foreign currency (other than the functional currency) are recorded on initial recognition at the exchange rate at the date of the transaction. After initial recognition, monetary assets and liabilities denominated in foreign currency are translated at the end of each reporting period into the functional currency at the exchange rate at that date. Exchange differences, are recognized in profit or loss. Non-monetary assets and liabilities measured at cost are translated at the exchange rate at the date of the transaction.

ADIRA ENERGY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 3:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

f.	Cash equivalents:

Cash equivalents are considered as highly liquid investments, including unrestricted short-term bank deposits with an original maturity of three months or less from the date of acquisition or with a maturity of more than three months, but which are redeemable on demand without penalty and which form part of the Company's cash management.

g.	Allowance for doubtful accounts:

The allowance for doubtful accounts is determined in respect of specific debts whose collection, in the opinion of the Company's management, is doubtful. No allowance for doubtful account exists as of December 31, 2010 and December 31, 2009.

h.	Consumables

Consumables (not allocated to specific wells) are stated at cost and are comprised of disposable supplies used by the Company in its drilling activities.

i.	Property and equipment:

Property and equipment are measured at cost, including directly attributable costs, less accumulated depreciation. Cost includes spare parts and auxiliary equipment that can be used only in connection with the machinery and equipment.

Depreciation is calculated on a straight-line basis over the useful life of the assets at annual rates as follows:

%

Drilling rig and related equipment	10
Office furniture and equipment	10
Computers and peripheral equipment	33

The useful life, depreciation method and residual value of an asset are reviewed at least each year-end and any changes are accounted for prospectively as a change in accounting estimate.

ADIRA ENERGY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 3:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

j.	Exploration and evaluation assets:

Prelicense costs:

Pre-license costs are expensed in the period in which they are incurred.

Exploration and evaluation costs:

Oil and natural gas exploration and development expenditure is accounted for using the successful efforts method of accounting.

During the geological and geophysical exploration phase, costs are charged against income as incurred. Once the legal right to explore has been acquired, costs are directly associated with an exploration well are capitalized as exploration and evaluation intangible assets until the drilling of the well is complete and the results have been evaluated. These costs include employee remuneration, materials and fuel used, rig costs and payments made to contractors. If no reserves are found, the exploration asset is tested for impairment. If extractable hydrocarbons are found and, subject to further appraisal activity (e.g., by drilling further wells), are likely to be developed commercially, the costs continue to be carried as an intangible assets while sufficient and continued progress is made in assessing the commerciality of the hydrocarbons. All such costs are subject to technical, commercial and management review as well as review for impairment at least once a year to confirm the continued intent to develop or otherwise extract value from the discovery. When this is no longer the case, the costs are written off. When proved reserves of oil are determined and development sanctioned, the relevant expenditure is transferred to oil and gas properties after impairment is assessed and any resulting impairment loss is recognized.

As of December 31, 2010, substantially all exploration costs have been expensed.

k.	Taxes on income:

Taxes on income in the consolidated statement of comprehensive loss comprise current and deferred taxes. Current or deferred taxes are recognized in profit or loss, except to the extent that the tax arises from items which are recognized directly in other comprehensive income or in equity. In such cases, the tax effect is also recognized in the relevant item.

	1.	Current taxes:

The current tax liability is measured using the tax rates and tax laws that have been enacted or substantively enacted by the end of reporting period as well as adjustments required in connection with the tax liability in respect of previous years.

ADIRA ENERGY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 3:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

2.	Deferred taxes:

Deferred taxes are computed in respect of temporary differences between the carrying amounts in the financial statements and the amounts attributed for tax purposes. Deferred taxes are recognized directly in other comprehensive income or in equity if the tax relates to those items.

Deferred taxes are measured at the tax rates that are expected to apply to the period when the taxes are reversed in profit or loss, comprehensive income or equity, based on tax laws that have been enacted or substantively enacted by the end of the reporting period.

Deferred tax assets are reviewed at the end of each reporting period and reduced to the extent that it is not probable that they will be utilized. Also, temporary differences (such as carryforward losses) for which deferred tax assets have not been recognized are reassessed and deferred tax assets are recognized to the extent that their recoverability has become probable. Any resulting reduction or reversal is recognized in the line item, "taxes on income".

l.	Share-based payment transactions:

The Company's employees and other service providers are entitled to remuneration in the form of equity-settled share-based payment transactions.

The cost of equity-settled transactions with employees is measured at the fair value of the equity instruments granted at grant date. The fair value is determined using the Black Scholes pricing model, additional details are given in Note 14. As for other service providers, the cost of the transactions is measured at the fair value of the goods or services received as consideration for equity instruments. In cases where the fair value of the goods or services received as consideration of equity instruments cannot be measured, they are measured by reference to the fair value of the equity instruments granted.

The cost of equity-settled transactions is recognized in profit or loss, together with a corresponding increase in equity, during the period which the performance and service conditions are to be satisfied, ending on the date on which the relevant employees become fully entitled to the award ("the vesting period"). The cumulative expense recognized for equity-settled transactions at the end of each reporting period until the vesting date reflects the extent to which the vesting period has expired and the Company's best estimate of the number of equity instruments that will ultimately vest. The expense or income recognized in profit or loss represents the movement in the cumulative expense recognized at the end of the reporting period.

If a grant of an equity instrument is cancelled, it is accounted for as if it had vested on the cancellation date, and any expense not yet recognized for the grant is recognized immediately.

ADIRA ENERGY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 3:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

m.	Post-employment benefits:

The plans are normally financed by contributions to insurance companies and classified as defined contribution plans or as defined benefit plans.

The Company's Israeli subsidiary has defined contribution plans pursuant to Section 14 to the Severance Pay Law, 1963, under which the Company pays fixed contributions and will have no legal or constructive obligation to pay further contributions if the fund does not hold sufficient amounts to pay all employee benefits relating to employee service in the current and prior periods; therefore, upon release of the policy to the employee, no additional liability exists between the parties regarding the matter of severance pay and no additional payments shall be made by the company to the employee. Accordingly, severance liability and deposits on behalf of such liability are not presented on the balance sheet, as the Company has no further obligation to these employees once the deposits have been paid.

n.	Revenue recognition:

Revenues are recognized in profit or loss when the revenues can be measured reliably, it is probable that the economic benefits associated with the transaction will flow to the Company and the costs incurred or to be incurred in respect of the transaction can be measured reliably.

The Company’s revenues are derived from:

Operator fees - the Company acts as the operator or joint operator on the Offshore Licenses and is entitled to operator fees on a cost plus basis of the total exploration costs incurred by the respective UJV's. Revenues from operator fees are recognized in accordance with the terms of the Joint Operating Agreements, as exploration expenses are incurred in the UJV’s.

Consulting fees – The Company provides consulting services in respect of the Offshore Licenses on a "time and materials" basis. Consulting fees are recognized as revenues as the services are rendered to the respective UJV's.

o.	Finance income and expenses:

Finance income comprises interest income on cash, cash equivalents and restricted cash and exchange rate gains and losses.

Gains and losses on exchange rate differences are reported on a net basis.

ADIRA ENERGY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 3:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

p.	Loss per share:

Loss per share is calculated by dividing the net loss attributable to equity holders of the Company by the weighted number of Ordinary shares outstanding during the period. Basic loss per share only include shares that were actually outstanding during the period. Potential Ordinary shares (warrants and employee options) are only included in the computation of diluted loss per share when their conversion decreases earnings per share or increases loss per share from continuing operations. Further, potential Ordinary shares that are converted during the period are included in diluted earnings per share only until the conversion date and from that date in basic earnings per share.

All share options and warrants outstanding during the periods ended December 31, 2010 and 2009 (see Note 14) have not been included in the calculation of diluted loss per share on they are antidilutive

See Note 20 for details of transactions involving ordinary shares between the reporting date and the date of approval of these financial statements.

q.	Decommissioning liability:

Decommissioning liability is recognized when the Company has a present legal or constructive obligation as a result of past events, and it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount of obligation can be made. A corresponding amount equivalent to the provision is also recognized as part of the cost of the relegated property and equipment. The amount recognized is the estimated cost of decommissioning, discounted to its present value. Changes in the estimated timing of decommissioning or decommissioning cost estimates are dealt with prospectively by recording an adjustment to the provision, and a corresponding adjustment to property and equipment. The unwinding of the discount on the decommissioning provision is included as a finance cost.

As of December 31, 2010 and December 31, 2009, the Company's decommissioning liability is $ 15 and $ 0, respectively.

r.	Presentation of statement of comprehensive loss:

The Company has elected to present a single statement of comprehensive loss which includes both the items of the statement of operation and the items of other comprehensive loss.

ADIRA ENERGY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 3:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

s.	Disclosure of new IFRSs in the period prior to their adoption:

IFRS 7 - Financial Instruments: Disclosure:

The amendments to IFRS 7 deal with the following issues:

1.

Clarification of the Standard's disclosure requirements. In this context, emphasis is placed on the interaction between the quantitative disclosures and the qualitative disclosures about the nature and extent of risks arising from financial instruments. The Standard also reduces the disclosure requirements for collateral held by the Company and revises the disclosure requirements for credit risk. The amendment should be applied retrospectively commencing from the financial statements for periods beginning on January 1, 2011. Earlier application is permitted.

2.

New disclosure requirements about transferred financial assets including disclosures regarding unusual transfer activity near the end of a reporting period. The objective of the amendment is to assist users of financial statements to assess the risks to which the Company may remain exposed from transfers of financial assets and the effect of these risks on the Company's financial position. The amendment is designed to enhance the reporting transparency of transactions involving asset transfers, specifically securitization of financial assets. The amendment should be applied prospectively commencing from the financial statements for periods beginning on January 1, 2012. Earlier application is permitted.

The relevant disclosures will be included in the Company's financial statements.

IFRS 9 - Financial Instruments:

1.

In November 2009, the IASB issued IFRS 9, "Financial Instruments", the first part of Phase 1 of a project to replace IAS 39, "Financial Instruments: Recognition and Measurement". IFRS 9 focuses mainly on the classification and measurement of financial assets and it applies to all financial assets within the scope of IAS 39.

According to IFRS 9, all financial assets (including hybrid contracts with financial asset hosts) should be measured at fair value upon initial recognition. In subsequent periods, debt instruments should be measured at amortized cost if both of the following conditions are met:

	-	the asset is held within a business model whose objective is to hold assets in order to collect the contractual cash flows.

	-	the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

ADIRA ENERGY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 3:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Notwithstanding the aforesaid, upon initial recognition, the Company may designate a debt instrument that meets both of the abovementioned conditions as measured at fair value through profit or loss if this designation eliminates or significantly reduces a measurement or recognition inconsistency ("accounting mismatch") that would have otherwise arisen.

Subsequent measurement of all other debt instruments and financial assets should be at fair value.

Financial assets that are equity instruments should be measured in subsequent periods at fair value and the changes recognized in profit or loss or in other comprehensive income, in accordance with the election by the Company on an instrument-by-instrument basis (amounts recognized in other comprehensive income cannot be subsequently transferred to profit or loss). Nevertheless, if equity instruments are held for trading, they should be measured at fair value through profit or loss. This election is final and irrevocable. When an entity changes its business model for managing financial assets it shall reclassify all affected financial assets. In all other circumstances, reclassification of financial instruments is not permitted.

The Standard is effective commencing from January 1, 2013. Earlier application is permitted. Upon initial application, the Standard should be applied retrospectively, except as specified in the Standard.

2.

In October 2010, the IASB issued certain amendments to IFRS 9 regarding derecognition and financial liabilities. According to those amendments, the provisions of IAS 39 will continue to apply to derecognition and to financial liabilities for which the fair value option has not been elected (designated as measured at fair value through profit or loss); that is, the classification and measurement provisions of IAS 39 will continue to apply to financial liabilities held for trading and financial liabilities measured at amortized cost.

The changes arising from these amendments affect the measurement of a liability for which the fair value option has been chosen. Pursuant to the amendments, the amount of the adjustment to the liability's fair value that is attributable to changes in credit risk should be presented in other comprehensive income. All other fair value adjustments should be presented in profit or loss. If presenting the fair value adjustment of the liability arising from changes in credit risk in other comprehensive income creates an accounting mismatch in profit or loss, then that adjustment should also be presented in profit or loss rather than in other comprehensive income.

Furthermore, according to the amendments, derivative liabilities in respect of certain unquoted equity instruments can no longer be measured at cost but rather only at fair value.

ADIRA ENERGY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 3:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The amendments are effective commencing from January 1, 2013. Earlier application is permitted provided that the Company also adopts the provisions of IFRS 9 regarding the classification and measurement of financial assets (the first part of Phase 1). Upon initial application, the amendments should be applied retrospectively, except as specified in the amendments.

The Company believes that the amendments are not expected to have a material effect on the financial statements.

IFRS 10 – Consolidated Financial Statement ("IFRS 10"):

IFRS 10 replaces the requirements of IAS 17, "Consolidated and Separate Financial Statements", and the requirements of SIC-12, "Consolidation – Special Purpose entities", with respect to the consolidation of financial statements, so that the requirements of IAS 27 will continue to be valid only for separate financial statements (IAS 27R (revised 2011), "Separate Financial Statements). IFRS 10 introduces a new single control model for determining whether an investor controls an investee and should therefore consolidate it. (This model is implemented with respect to all investees, including investees that currently fall into the requirements of SIC 12). According to the model, an investor controls and investee when it is (1) exposed, or has rights, to variable returns from its involvement with that investee, (2) has the ability to affect those returns through its power over that investee, and (3) there is a link between the investor's power and the return. In addition, IFRS 10 states that "de facto" power should be considered when assessing control. This means that the existence of de facto control could require consolidation. When assessing control, all substantive potential voting rights will be taken into account. The structure, reasons for existence and condition s of potential voting rights should be considered. IFRS 10 is applicable retrospectively for annual periods beginning on or after January 1, 2013. Early adoption is permitted providing that disclosure is provided and that the entire consolidation suite is early adopted, meaning also the two additional standards that were issued – IFRS 11, "Joint Arrangements", and IFRS 12, "Disclosure of Involvement with Other Entities".

The Company believes that the new Standard will not have a material effect on its financial statements.

IFRS 11 – Joint Arrangements ("IFRS 11"):

IFRS 11 replaces the requirements of IAS 31, "Interests in Joint Ventures", and amends part of the requirements in IAS 28, "Investments in Associates". IFRS 11 is applicable retrospectively for annual periods beginning on or after January 1, 2013, but there are specific requirements for retrospective implementation in certain cases. Early adoption is permitted providing that disclosure is provided and that the entire consolidation suite is adopted at the same time, meaning also the two additional standards published – IFRS 10, "Consolidated Financial Statements", and IFRS 12, "Disclosure of Involvement with Other Entities".

ADIRA ENERGY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 3:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company believes that the new Standard will not have a material effect on its financial statements.

IAS 28R – Investments in Associates and joint Ventures ("IAS 28R"):

IAS 28R replaces the requirements of IAS 28, "Investments in Associates", as a result of the publication of IFRS 11, as mentioned above. IAS 28R states, among other things, that IFRS 5 applies to an investment, or a portion of an investment, in an associate or a joint venture, that meets the criteria to be classified as held for sale. Until the disposal of the portion of the investment that has been classified as held for sale ,the equity method continues to be applied on the portion of the investment that has not been classified as held for sale. Early adoption is permitted providing that disclosure is provided and that the entire consolidation suite is adopted at the same time, meaning also the additional standards published – IFRS 10, "Consolidated Financial Statements", IFRS 11, "Joint Arrangements" and IFRS 12, "Disclosure of Involvement with Other Entities".

The Company believes that the new Standard will not have a material effect on its financial statements.

IFRS 12 – Disclosure of Involvement with Other Entities ("IFRS 12"):

IFRS 12 contains extensive disclosure requirements for entities that have interests in subsidiaries, joint arrangements (i.e. joint operations or joint ventures), associates and unconsolidated structured entities. IFRS 12 is applicable for annual periods beginning on or after January 1, 2013. Early adoption is permitted providing that the entire consolidation suite is adopted at the same time, meaning also the two additional standards published – IFRS 10, "Consolidated Financial Statements" and IFRS 11, "Joint Arrangements". Nevertheless, it is permitted to voluntarily provide the additional disclosures required by IFRS 12 prior to its adoption without early adoption of the other standards.

The relevant disclosure will be included in the Company's financial statements.

IFRS 13 – Fair Value Measurement ("IFRS 13"):

In May 2011, the IASB issued IFRS 13. IFRS 13 replaces the fair value measurement guidance continued in individual IFRSs with a single source of fair value measurement guidance. It defines fair value, establishes a framework for measuring fair value and sets out disclosure requirements for fair value measurements. IFRS 13 does not introduce new requirements to measure assets or liabilities at fair value. IFRS 13 applies to assets, liabilities and an entity's own equity instruments that, under other IFRSs, are required or permitted to be measured at fair value or when disclosure of fair value is provided. Nevertheless, IFRs 13does not apply to share-based payment transactions within the scope of IFRs 2, "Share-Based Payment", and leasing transactions within the scope of IAS 17, "Leases".

ADIRA ENERGY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 3:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

IFRS 13 does not apply to measurements that are similar to but are not fair value (such as the measurement of the net realizable value of inventory, in accordance with IAS 2, "Inventories", and the measurement of value in use, in accordance with IAS 36, "Impairment of Assets"). IFRS 13 is applicable prospectively for annual periods beginning on or after January 1, 2013. Earlier application is permitted with disclosure of that fact. The disclosure requirements of IFRS 13 need not be applied in comparative information for periods before initial application.

The Company is evaluating the standard adoption's expected effects on the financial statements.

IAS 1 – Presentation of Financial Statements: Presentation of Items of Other Comprehensive Income ("the amendment"):

In June 2011, the IASB issued an amendment to IAS 1, "Presentation of Financial Statements: Presentation of Items of Other Comprehensive Income". The amendment changes the presentation of items of other comprehensive income ("OCI") in the financial statements, so that items of OCI that may be reclassified to profit or loss in the future, would be presented separately from those that would never be reclassified to profit or loss. Additionally, the amendment changes the title of the Statement of Comprehensive Income to Statements of Profit or Loss and Other Comprehensive Income. However, entities are still allowed to use other titles. The amendment is effective for annual periods beginning on or after July 1, 2012. The amendment will be applied retrospectively. Early adoption is permitted providing that disclosure is provided.

The Company believes the adoption of the amendment will not have a material effect on the financial statements.

IAS 24 - Related Party Disclosures:

The amendment to IAS 24 clarifies the definition of a related party in order to simplify the identification of such relationships and to eliminate inconsistencies in its application. In addition, Government-related companies are provided a partial exemption of disclosure requirements for transactions with the Government and other Government-related companies. The amendment should be applied retrospectively commencing from the financial statements for annual periods beginning on January 1, 2011. Earlier application is permitted.

The relevant disclosures will be included in the Company's financial statements.

ADIRA ENERGY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 3:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

IAS 32 - Financial Instruments: Presentation - Classification of Rights Issues:

The amendment to IAS 32 provides that rights, options or warrants to acquire a fixed number of the Company's equity instruments for a fixed amount of any currency are classified as equity instruments if the Company offers the rights, options or warrants pro rata to all of its existing owners of the same class of its non-derivative equity instruments.

The amendment should be applied retrospectively commencing from the financial statements for annual periods beginning on January 1, 2011. Earlier application is permitted.

NOTE 4:-	CASH AND CASH EQUIVALENTS

	December 31,
	2010	2009
	U.S. dollars in thousands

In US Dollars	$8,649	$1,978
In Canadian Dollars	23	53
In NIS	14	13

	$8,686	$2,044

NOTE 5:-	RESTRICTED CASH

Short-term restricted cash of $ 941 as of December 31, 2010 is the Company’s proportionate share of cash held by a financial institution as a guarantee to secure a letter of credit issued to a third party supplier in respect of exploration services of the Yitzhak UJV.

Long-term restricted cash of $ 65 as of December 31, 2010 relates to cash held by a financial institution as a guarantee for the Company's Israeli office and the land lease on the Eitan license.

NOTE 6:-	ACCOUNTS RECEIVABLE

Accounts receivable are non-interest bearing and are generally on 30-90 days terms. The Company has no past due or impaired trade receivables as of December 31, 2010 and 2009.

ADIRA ENERGY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 7:-	OTHER RECEIVABLES AND PREPAID EXPENSES

	December 31,
	2010	2009
	U.S. dollars in thousands

Receivable from UJVs	$5,723	$-
Government authorities	283	16
Advances to suppliers	-	353
Other receivables	191	12

	$6,197	$381

NOTE 8:-	PROPERTY AND EQUIPMENT, NET

a.	Composition and movement: 2010

		Office	Computer
	Drilling rig	furniture	and
	and related	and	peripheral
	equipment	equipment	equipment	Total
	U.S. dollars in thousands
Cost:
Balance at January 1, 2010	$-	$-	$-	$-

Purchases	389	6	32	427

Balance at December 31, 2010	389	6	32	427

Accumulated depreciation:

Balance at January 1, 2010	-	-	-	-

Additions during the year: Depreciation	9	-	3	12

Balance at December 31, 2010	9	-	3	12

Depreciated cost at December 31, 2010	$380	$6	$29	$415

ADIRA ENERGY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 9:	EXPLORATION AND EVALUATION ASSETS

The following is a description of activities in respect of the Company's licenses:

a.	Eitan:

The Eitan License comprises an area of approximately 31,060 acres in the Hula Valley in Northern Israel. The Eitan License was awarded in December 2008 for a term of three years, expiring in December 2011, and may be renewed upon fulfillment of certain conditions for a further four year period. The Company has a 100% working interest in the license.

The Company commenced its drilling work program at the end of December 2010.

		267-day
	Year ended	period ended
	December 31,	December 31,
	2010	2009
	U.S. dollars in thousands

Exploration expenses	$568	$195

b.	Off-shore licenses:

On September 20, 2009 the Company signed a Letter of Intent with Brownstone Ventures Inc ("Brownstone") a less than 5% shareholder of the Company, pursuant which Brownstone was granted the right, to farm in a 15% participating interest in any existing or future oil and gas blocks acquired by the Company in offshore State of Israel for a three year period commencing July 15, 2009, upon assuming an obligation to contribute 15% of all costs.

On January 28, 2010, Brownstone exercised its rights to farm-in to the Yitzhak and Gabriella Licenses such that after such transaction, Brownstone owns a 15% participating interest in each of these licenses. Transfer of the beneficial ownership of these licenses is subject to the approval of the Ministry of National Infrastructure ("the Ministry") of the State of Israel. Until such time, these participating interests are held in trust by the Company.

	(1)	Gabriella:

The Gabriella License was awarded to the Company in July 2009 and covers 97,000 acres (392 sq. km.) and is located approximately 10 km offshore Israel between Netanya and Ashdod. The license was issued for an initial three year period and may be renewed upon fulfillment of certain conditions for a further four year period.

ADIRA ENERGY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 9:	EXPLORATION AND EVALUATION ASSETS (Cont.):

In January 2010, Adira Energy Israel Ltd., signed an agreement with Modiin Energy Limited Partnership ("MELP") and Modiin Energy General Partners ("MEGP") (collectively "Modiin") to facilitate the full initial funding of the Gabriella License. Under the terms of the agreement, Modiin farmed in 70% of the rights of participation in the Gabriella License (the "Gabriella Project"). As discussed above, Brownstone has a 15% participating interest in the Gabriella License as well. Modiin has agreed to fund its 70% share, as well as the Company's 15% share of the work program up to a total of $ 8,000 (i.e. $ 1,200).

In addition, Modiin will pay Adira: 1) a monthly management fee of $ 12.5 for a period of two years, 2) half of the management fees MEGP receives from MELP (3.75% of 7.5% management fees) in respect to this license, for a period of 24 months, commencing February 1, 2010, after which the amount increases to 4.25%; and 3) a royalty of 2.25% from both MELP and MEGP each from any resources extracted until Modiin recovers its costs incurred, after which the royalty increases to 5.25%. Due to the uncertainty of receipt of these fees and royalties in the event of the termination of the exploration program, these fees and royalties are recorded as income upon receipt.

The Company has an option to purchase 15% of the Gabriella License from Modiin (or 21.43% of MELP's 70% interest) anytime until the earlier of six months after a discovery or seven years from July 2009. The exercise price for this option is the actual costs incurred by Modiin on the 15% interest up until the exercise date.

The Company currently has a 15% carried interest in Gabriella. In addition, the Company is the operator of the Gabriella License and is entitled to receive a 7.5% operating fee on all its expenditures.

Exploration activities of Gabriella during the year ended December 31, 2010 amounted to $ 6,801. The Company's 15% interest ($ 1,020) is not included in the Company's accounts for the year ended December 31, 2010, as the Company is being carried by Modiin for the Company's first $ 1,200 of exploration expenses.

(2)	Yitzhak:

The Yitzhak license was awarded to the Company in October 2009 and covers 31,555 acres (127.7 sq.km) and is located approximately 17 km offshore Israel between Hadera and Netanya, directly to the North of and contiguous to Gabriella. The license was issued for an initial three year period and may be renewed upon fulfillment of certain conditions for a further four year period. The Company has a 85% working interest in this license. Brownstone has a 15% participating interest in the Yitzhak license, as well. In addition, the Company is the operator of the Yitzhak License and is entitled to receive a 7.5% operating fee on all its expenditures.

ADIRA ENERGY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 9:	EXPLORATION AND EVALUATION ASSETS (Cont.):

The Company's proportionate share of the Yitzhak license is as follows:

	December 31,
	2010	2009
	U.S. dollars in thousands

Restricted cash	941	-
Prepaid expenses and other receivables	432	-

	$1,373	$-

		267-day
	Year ended	period ended
	December 31,	December 31,
	2010	2009
	U.S. dollars in thousands

Exploration expenses	$883	$-

(3)	Samuel:

The Samuel license was issued in August 2010 and covers 88,708 acres (359 sq. km) approximately 17 km offshore Israel adjacent to the shoreline between Ashkelon and Rishon Le’tziyon. The license was issued to a consortium led by the Company (through the Company's subsidiaries, AOT and AGG). The Company has a net working interest of 38.25% in this license. In addition, AGG is the joint operator of the Samuel License and is entitled to receive a 7.5% operating fee on all its expenditures.

The Company's proportionate share of the Samuel license is as follows:

	December 31,
	2010	2009
	U.S. dollars in thousands

Cash and cash equivalents	$2,406	$-

		267-day
	Year ended	period ended
	December 31,	December 31,
	2010	2009
	U.S. dollars in thousands

Exploration expenses	$17	$-

ADIRA ENERGY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 10:-	TRADE PAYABLES

Trade payables are non-interest bearing and are normally settled on 60-day terms.

NOTE 11:-	OTHER ACCOUNTS PAYABLES AND ACCRUED LIABILITIES

	December 31,
	2010	2009
	U.S. dollars in thousands

Employees in respect of payroll	$131	$34
Accrued expenses	107	110
Other	42	4

	$280	$148

Accounts payable are non-interest bearing and have an average term of 30 days.

NOTE 12:-	FINANCIAL INSTRUMENTS

The Company's financial instruments have been designated as follows:

Cash and cash equivalents	- Held-for-trading;
Restricted cash	- Held-for-trading;
Accounts receivable	- Loans and receivables;
Accounts payable and accrued liabilities	- Other financial liabilities.

The carrying values of cash and cash equivalents, restricted cash, accounts receivable, trade payables, other accounts payable and accrued liabilities approximate their fair values due to the short-term maturity of these financial instruments.

a.	Credit risk:

Concentration of credit risk exists with respect to the Company's cash and cash equivalents and accounts receivable. The Company's exposure is for cash held in bank accounts, including restricted cash, in the amount of $ 9,627 thousand and on accounts receivable and other receivables of $ 7,977 thousand.

The Company manages credit risk, in respect of cash and cash equivalents, and restricted cash, by holding them at major Canadian and Israeli financial institutions in accordance with the Company's investment policy. The Company places its temporary cash and cash equivalents with high credit quality financial institutions. None of the Company's accounts receivable is overdue as at December 31, 2010.

ADIRA ENERGY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 12:-	FINANCIAL INSTRUMENTS (Cont.)

b.	Liquidity risk:

Liquidity risk is the risk that the Company will encounter difficulty in obtaining funds to meet current obligations and future commitments. The Company's approach to managing liquidity risk is to forecast cash requirements to provide reasonable assurance that it will have sufficient funds to meet its liabilities when due. The Company maintains sufficient working capital in order to meet short-term business requirements. As of December 31, 2010, the Company had cash and cash equivalents and restricted cash of $ 9,627 thousand, and accounts receivable prepaid expenses and other receivables of $7,977 thousand against current trade payables, other accounts payable and accrued liabilities in the amount of $ 7,940 thousand.

c.	Market risk:

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk is comprised of three types of risk: interest rate risk, foreign currency risk and other price risk.

	1.	Interest rate risk:

The Company is not exposed to significant interest rate risk due to the short-term maturity of its cash equivalents.

	2.	Foreign currency risk:

The Company is exposed to financial risk related to the fluctuation of foreign exchange rates. The Company operates in Israel. Most of the Company's monetary assets are held in U.S. dollars and most of the Company's expenditures are made in U.S. dollars. However, the Company also has expenditures in new Israeli shekels ("NIS") and Canadian dollars. A significant change in the currency rates between the NIS and the Canadian dollar relative to the U.S. dollar could have a material effect on the Company's future results of operations, financial position or cash flows depending on the Company's currency management techniques. The Company has not hedged its exposure to currency fluctuations. An increase or decrease of 5% of the Canadian dollar or the NIS relative to the U.S. dollar would not have a significant effect on the Company. During the year ended December 31, 2010, the Company recorded net exchange rate loss of $5 thousand (2009 - gain of $ 15 thousand).

ADIRA ENERGY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 12:-	FINANCIAL INSTRUMENTS (Cont.)

Capital management in the Company:

The Company is an early-stage exploration company and currently does not generate significant cash flows from operations. The Company's primary source of funds comes from the issuance of share capital. The Company does not use other sources of financing that require fixed payments of interest and principal and is not subject to any externally imposed capital requirements.

The Company defines its capital as share capital. To effectively manage the Company's capital requirements, the Company has a planning and budgeting process in place to ensure that adequate funds are available to meet its strategic goals. The Company monitors actual expenses to budget to manage its costs and commitments.

The Company's capital management objective is to maximize investment returns to its equity-linked stakeholders within the context of relevant opportunities and risks associated with the Company's operating segment. Achieving this objective requires management to consider the underlying nature of exploration activities, availability of capital, the cost of various capital alternatives and other factors. Establishing and adjusting capital requirements is a continuous management process.

Although the Company has been successful at raising funds in the past through the issuance of share capital, it is uncertain whether it will continue this financing due to uncertain economic conditions. The Company has sufficient funds to meet its exploration program, administrative overhead and working capital needs for the coming year.

NOTE 13:-	TAXES ON INCOME

a.	Tax rates applicable to the Group/the Company:

	1.	The corporate tax rate in Canada in 2010 is 18% (2009 – 19%), and the Ontario tax rate in 2010 is 13% (2009 – 14%).

2.

The rate of the Israeli corporate tax is as follows: 2009 - 26%, 2010 - 25%. Tax at a reduced rate of 25% applies on capital gains arising after January 1, 2003, instead of the regular tax rate. In July 2009, the "Knesset" (Israeli Parliament) passed the Law for Economic Efficiency (Amended Legislation for Implementing the Economic Plan for 2009 and 2010), 2009, which prescribes, among others, an additional gradual reduction in the rates of the Israeli corporate tax and real capital gains tax starting 2011 to the following tax rates: 2011 - 24%, 2012 - 23%, 2013 - 22%, 2014 - 21%, 2015 - 20%, 2016 and thereafter - 18%.

ADIRA ENERGY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 13:-	TAXES ON INCOME (Cont.)

b.	Tax assessments:

Final tax assessments:

The Company's and its subsidiaries have not yet received final tax assessments since their incorporation.

c.	Carryforward losses for tax purposes and other temporary differences:

As of December 31, 2010, carryforward losses in Canada are approximately $ 1,000 and expire through 2031. As of December 31, 2010, carryforward losses in Israel are approximately $ 767 and may be carried forward indefinitely.

Deferred tax assets relating to carryforward operating losses and other temporary differences of approximately $ 505 were not recognized because their utilization in the foreseeable future is not probable.

d.	Taxes on income included in the statements of comprehensive loss:

		267-day
	Year ended	period ended
	December 31,	December 31,
	2010	2009
	U.S. dollars in thousands

Current taxes	$15	$1

e.	Theoretical tax:

A reconciliation between the tax expense, assuming that all the income and expenses, gains and losses in the statement of comprehensive loss were taxed at the statutory tax rate and the taxes on income recorded in the statement of comprehensive loss is as follows:

ADIRA ENERGY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 13:-	TAXES ON INCOME (Cont.)

		267-day
	Year ended	period ended
	December 31,	December 31,
	2010	2009
	U.S. dollars in thousands

Loss before income taxes	$(2,989)	$(6,721)

Statutory tax rate	31%	33%

Tax benefit computed at the statutory tax rate	$927	$2,218

Increase (decrease) in taxes on income resulting from the following factors:

Tax benefit arising for tax rate differences in Israel	(11)	(128)
Non-deductible expenses for tax purposes	(482)	(1,789)
Non-recognition of tax benefit in respect of losses	(419)	(300)

Taxes on income	$15	$1

NOTE 14:-	SHARE CAPITAL

a.	Authorized:

Unlimited number of Common shares without nominal or par value.

b.	Issued and outstanding Common shares:

(i)

Adira issued 16,640,000 common shares upon incorporation to directors of the Company for services performed prior to incorporation. An expense equal to the estimated fair value of the shares issued (CDN $0.05 per share) totaling $486 thousand was charged to consulting fees. The shares were valued at their fair value based on the price that arm's length individuals subscribed to near the same date.

(ii) In April 2009, Adira issued 14,560,000 common shares at CDN $0.05 per share for proceeds of $425.

(iii)

Pursuant to the share exchange agreement (Note 1b), the 22,500,000 shares of Adira were split into an aggregate of 31,200,000 shares. All shares options, warrants and per share amounts in these financial statements have been restated to reflect the share split.

ADIRA ENERGY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 14:-	SHARE CAPITAL (Cont.)

(iv)

In August 2009, Adira issued 7,600,000 units at $ 0.25 per unit for gross proceeds of $ 1,900,000. AMG issued 400,000 of the units at $ 0.25 per unit for gross proceeds of $100,000 subsequent to the completion of the share exchange agreement. Each unit consisted of one common share of Adira/AMG and one-half of one common share purchase warrant. Each warrant entitles the holder to purchase one common share of Adira/AMG at a price of $0.50 per common share for a period of two years. In connection with the private placement, Adira issued 240,001 common shares as a finder's fee at a deemed cost of $ 0.25 per share for a total deemed cost of $ 60 and 500,770 warrants to agents as finders' fees valued at $ 100. The warrants are exercisable at $ 0.25 per common share and expire on August 31, 2011. The fair value of these agent's warrants was $ 100 calculated using the Black-Scholes option pricing model. An additional $ 229 thousand of share issuance costs were incurred.

(v)

On November 22, 2010, the Company completed a private placement of 27,500,000 subscription receipts ("Receipts") for gross proceeds of $ 11,000 (issuance expenses of $ 923). On December 3, 2010, the Receipts were converted into 27,500,000 Common shares at $ 0.40 per share and 13,750,000 Common share purchase warrants ("Warrants") with an exercise price of $ 0.55 for each Warrant. In addition, 1,307,375 broker warrants were issued with an exercise price of $ 0.40.

On December 2, 2010, the Common shares of the Company commenced trading on the TSX Venture Exchange (the "TSX-V") under the trading symbol "ADL".

28,233,745 Common shares, 2,848,000 options and 118,200 warrants are subject to TSX-V Escrow requirements.

Following the above mentioned private placements, the Company has 90,140,001 Common shares outstanding, 19,558,145 warrants outstanding and 5,659,000 share options granted to directors, officers and employees.

c.	Stock Option Plan:

Under the Company's August 31, 2009 Stock Option Plan ("the Incentive Stock Option Plan"), options may be granted to employees, officers, consultants, service providers and directors of the Company or its subsidiaries.

ADIRA ENERGY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 14:-	SHARE CAPITAL (Cont.)

Stock options may be issued up to 10% of the Company's outstanding Common shares at a term and exercise price to be determined by the Company's Board of Directors provided that the exercise price is no less than the market price at the date of the grant. The maximum term of the options is ten years from the date of grant.

As of December 31, 2010, an aggregate of 3,355,000 of the Company's options were still available for future grant.

The Company typically grants stock options vesting periods of between two to four years. with the exercise price at the closing price of the stock on the date of the grant and an expiry date of five years from the date of grant.

A summary of the stock option plan and changes during the 267 days period ended December 31, 2009 and the year ended December 31, 2010 were as follows:

	Number of	Weighted
	options	average
	outstanding	exercise price

Options granted	3,984,000	0.25

Balance, December 31, 2009	3,984,000	0.25
Options granted	2,745,000	0.60
Options forfeited	(1,070,000)	0.43

Balance, December 31, 2010	5,659,000	0.39

The following tables summarize information about stock options outstanding and exercisable as of:

December 31, 2010:

					Average
			Number of	Number of	remaining
		Exercise	options	options	contractual
Grant date	Expiry date	price	outstanding	exercisable	life

August 31, 2009	August 20, 2014	$0.25	3,064,000	1,315,800	3.64
September 23, 2009	September 23, 2014	$0.25	400,000	250,000	3.73
January 28, 2010	January 27, 2015	$0.60	1,270,000	455,813	4.08
July 22, 2010	July 22, 2015	$0.60	925,000	231,250	4.56

			5,659,000	2,252,863

ADIRA ENERGY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 14:-	SHARE CAPITAL (Cont.)

December 31, 2009:

						Average
				Number of	Number of	remaining
		Grant date	Exercise	options	options	contractual
Grant date	Expiry date	fair value	price	outstanding	exercisable	life
August 31, 2009	August 20, 2014	$0.29	$0.25	3,334,000	1,415,120	4.64
September 23, 2009	September 23, 2014	$0.22	$0.25	650,000	350,000	4.73
				3,984,000	1,765,120

Stock options granted are expensed as share-based payments. The Company uses the Black-Scholes option pricing model to value stock options granted. The model requires management to make assumptions, which are subjective and may not be representative of actual results. Changes in assumptions can materially affect estimates of fair values.

The fair value for options granted is amortized over their vesting period using a straight-line recognition method and estimated at the date of grant with the following assumptions:

	2010	2009

Dividend yield	0%	0%
Expected volatility	113%-175%	175%
Risk-free interest	1.7%-2.4%	2.4%
Forfeiture rate	0%	0%
Expected life	5	5

Expected volatility is based on historical volatility that is representative of future volatility over the expected term of the options. The expected term of options granted represents the period of time that options granted are expected to be outstanding. The risk free interest rate is based on the yield of Canadian Treasury bonds with equivalent terms. The dividend yield is based on the Company's historical and future expectation of dividends payouts. The Company has not paid cash dividends historically and has no plans to pay cash dividends in the foreseeable future.

ADIRA ENERGY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 14:-	SHARE CAPITAL (Cont.)

d.	Share purchase warrants:

The Company had share purchase warrants outstanding entitling the holders to acquire Common shares as follows:

		Weighted
	Number of	Average
	Warrants	Exercise Price

Warrants issued	4,500,770	$0.47

Balance as of December 31, 2009	4,500,770	$0.47
Warrants issued	15,057,375	$0.54

Balance as of December 31, 2010	19,558,145	$0.52

The following tables summarized information about warrants and broker warrants outstanding as of December 31, 2010:

		Grant date	Exercise	Number of
Issue date	Expiry date	fair value	price	warrants

August 4, 2009	August 31, 2011*)	$0.25	$0.50	4,000,000
August 4, 2009	August 31, 2011	$0.25	$0.25	500,770
December 3, 2010	December 3, 2013	$0.34	$0.55	13,750,000
December 3, 2010	December 3, 2013	$0.35	$0.40	1,307,375

				19,558,145

*) See also Note 20c.

e.	Share-based compensation expenses of $ 451 and $ 1,277 have been expensed in profit or loss during the periods ended December 31, 2010 and December 31, 2009, respectively.

ADIRA ENERGY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 15:-	RELATED PARTY BALANCES AND TRANSACTIONS

a.

During the year ended December 31, 2010, the Company incurred $ 574 in consulting fees and operating expenses to private companies which are controlled by directors or officers of the Company (period ended December 31, 2009 - $ 65).

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

b.	Compensation of key management personnel:

For the purpose of related party disclosure accordance with IAS 24, directors, the CEO, CFO, COO and executive vice president are considered key management personnel.

		267-day
	Year ended	period ended
	December 31,	December 31,
	2010	2009
	U.S. dollars in thousands

Short-term employee benefits	$375	$65
Share based compensation	772	735

	$1,147	$800

NOTE 16:-	COMMITMENTS AND CONTINGENCIES

a.	Leases:

The Company has agreements for the lease of the offices in Toronto, Canada and Ramat- Gan, Israel for periods through 2014. Future minimum lease payments under non- cancelable operating leases are as follows:

		267 days
	Year ended	period ended
	December 31,	December 31,
	2010	2009
	U.S. dollars in thousands

Within one year	$147	$-
After one year but not more than five years	351	-

	$498	$-

ADIRA ENERGY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 16:-	COMMITMENTS AND CONTINGENCIES (Cont.)

b.	Licenses:

The Company has commitments to the Ministry to complete the work programs on all of the Company’s licenses. Based on the current commitments, the Company is require to spud at least one well on the Samuel licenses by October 1, 2012 and on the Gabriella and Yitzhak licenses by December 1, 2012.

The Company has until December 31, 2011 to complete its commitments to the Ministry in respect of the Eitan license, which the Company estimates will amount to approximately $ 900.

c.	Geoglobal Resources Inc.:

In August 2010, the Company signed a definitive co-operation agreement with Geo Global Resources Inc., and its wholly-owned subsidiary, Geo Global Resources (India) Inc. (collectively "GGR") confirming the terms whereby GGR has agreed to assign an option it has to acquire up to a 5% participating interest in each of two deep water licenses offshore Israel known as Petroleum License No’s 347 "Myra" and 348 "Sara", to the Company ("the S&M Option"). The Sara and Myra Licenses are each subject to joint operating agreements ("JOA") among the holders of the participating interests in the respective licenses, which joint operating agreements govern the operations with respect to the exploration work on the licenses and the change of any interest holders in these licenses.

On October 28, 2010, by notice to the other joint holders of interests under the JOA’s (the "S&M Consortium"), and with the consent of the Company, GGR gave notice of its intent to exercise the S&M Option pursuant to the terms of the JOA’s but has to date not formally exercised the S&M Option nor have funds been paid on behalf of any party for such exercise.

GGR has agreed to hold the S&M Option in the S&M Licenses (and all rights pursuant thereto) in trust for the Company (the "Beneficiary S&M Interest").

As a condition to the Company obtaining title to the Beneficiary S&M Interest, the Company will (i) be required to become a signatory to the joint operating agreements; and (ii) obtain the approval of the Israeli Petroleum Commissioner. Upon obtaining the Company’s interest and receipt of the approvals, the Company will be required to pay $ 1,200 in one lump sum payment to certain parties of the joint operating agreements. Additionally, the Company will be expected to pay its pro rata share of expenditures, pursuant to the joint operating agreements. The Beneficiary S&M Interest is dependent upon a number of circumstances beyond the control of the Company and there is no assurance that the Company will be able to take title of this asset.

ADIRA ENERGY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 16:-	COMMITMENTS AND CONTINGENCIES (Cont.)

d.	Joint venture commitments:

The JOA's of each of the joint ventures in which the Company has a participating interest require that the Company commit to fund its proportionate share of the approved annual budget and work programs.

The Company's funding commitment for 2011 to the Offshore Licenses amounts to approximately $ 3,200.

e.	Coalbed Gas Hachula Ltd (“CGH”)

During April 2010, the Company signed a letter of intent with CGH, pursuant to which the Company has a right to farm in to 70% of the Notera License which is approximately 19,000 acres and contiguous and directly to the south of the Eitan License, (“CGH LOI”). Pursuant to the CGH LOI, the Company has an option to obtain an interest in the Notera License, by paying CGH $200, and drilling and testing one cored well, at an approximate cost of $600. The terms of the CGH LOI are subject to Israel governmental regulation and are conditional on the Israel Petroleum Commissioner’s approval to transfer 70% of the Notera working interest to the Company. To date, the Company has not expended any funds on the Notera License nor has the CGH LOI received governmental approval.

See also Note 20b.

NOTE 17:-	GEOGRAPHICAL INFORMATION

The Company operates in one segment, the oil and gas business and conducts its operations in Israel with its head office in Canada. The geographical information of the Company's revenues and non-current assets is as follows:

Year ended December 31, 2010:

	Canada	Israel	Total

Revenues and other income	$-	$1,707	$1,707

Property and equipment, net	$-	$415	$415
Exploration and evaluation assets	-	19	19

Total	$-	$434	$434

267-day period ended December 31, 2009:

	Canada	Israel	Total

Revenues and other income	$-	$-	$-

Exploration and evaluation assets	$-	$12	$12

ADIRA ENERGY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 17:-	GEOGRAPHICAL INFORMATION (Cont.)

Additional information about revenues:

All revenues and other income recognized are derived from Israel as follows:

		267-day
	Year ended	period ended
	December 31,	December 31,
	2010	2009
	U.S. dollars in thousands

Consulting	$810	$-
Operator fees	455	-
Other income (including $ 330 farm out - see Note 9b (1))	442	-

	$1,707	$-

NOTE 18:-	MAJOR CUSTOMERS

For the year ended December 31, 2010 and for the period ended December 31, 2009, revenues from major customers (UJVs) that each exceeds 10% of consolidated revenue are as follows:

	2010	2009
	U.S. dollars in thousands

Customer A	$1,121	$-

NOTE 19:-	RECONCILIATION OF THE CONSOLIDATED FINANCIAL STATEMENTS UNDER CANADIAN GAAP TO CONSOLIDATED FINANCIAL STATEMENTS UNDER IFRS

a.	General:

As stated in Note 2b, these consolidated financial statements are the first annual consolidated financial statements in accordance with IFRS.

b.	Reconciliation from Canadian GAAP to IFRS:

IFRS 1 requires the inclusion of a reconciliation of the Company's equity reported in accordance with previous GAAP to its equity in accordance with IFRS for both of the following dates: the date of transition to IFRS (April 2009) and the end of the latest period presented in the entity’s most recent annual financial statements in accordance with previous GAAP.

ADIRA ENERGY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 19:-	RECONCILIATION OF THE CONSOLIDATED FINANCIAL STATEMENTS UNDER CANADIAN GAAP TO CONSOLIDATED FINANCIAL STATEMENTS UNDER IFRS (Cont.)

According to IFRS 1, IFRS are to be retroactively implemented in the opening balance sheet as of the transition date. Since the Company was incorporated in April 2009, the opening balance sheet in accordance with Canadian GAAP and IFRS is identical. In respect of the balance sheet as December 31, 2010, the share exchange as described in Note 1d resulted in the recording of issuance expenses of $4,902 in 2009, which increased the accumulated deficit as well the additional paid-in capital. The difference in accounting treatment had no net effect on total equity.

The only adjustment in the Company's consolidated statement of comprehensive loss for the year ended December 31, 2010, as a result of the transition to IFRS is due to the recognition of expense for stock based payments awards with graded vesting features. In accordance with Canadian GAAP, entities make an accounting policy election to recognize compensation costs of awards containing only service conditions either on a straight-line basis or on an accelerated basis, regardless of whether the fair value of the award is measured based on the award as a whole or for each individual tranche. Under IFRS, entities must recognize costs on an accelerated basis (each individual tranche must be separately measured). The Company has previously elected the straight line method per Canadian GAAP and as a result of the transition to IFRS has recorded an additional expense of $ 452 in its statements of comprehensive loss for the year ended December 31, 2010.

NOTE 20:-	SUBSEQUENT EVENTS

a.	On February 15, 2011, the Company completed a private placement of 10,483,870 Common shares at a price of CND$0.62 per share for net proceeds of $6,138.

b.	In July 2011, the Company terminated the Participation Agreement, Joint Operating Agreement and the License Farm-In Agreement with CGH relating to the Notera License.

c.

On August 18, 2011, the Company approved the extension of the exercise date of 3,900,000 warrants issued with an exercise price of $ 0.50 from August 31, 2011 to September 30, 2011, for no additional consideration.

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